UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2011

Commission File Number 0-28564

QIAGEN N.V.

(Translation of registrant’s name into English)

Spoorstraat 50

5911 KJ Venlo

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

QIAGEN N.V.

Form 6-K

2

OTHER INFORMATION

On November 2, 2011, QIAGEN N.V. (Nasdaq: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended September 30, 2011. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.

QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.

The non-GAAP financial measures used in this press release are non-GAAP operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to amortization of acquired intangible assets, impairment losses, share-based payment expenses, acquisition, integration and restructuring expenses, including inventory fair value adjustments related to business acquisitions, as well as non-recurring charges or income. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.

We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.

We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.

We use a free cash flow measure to estimate the cash flow remaining after all expenditures required to maintain or expand our business has been paid. This provides management with supplemental information about our liquidity needs. We calculate free cash flow as net cash from operating activities less the cash used to purchase property, plant and equipment. Free cash flow should be considered in addition to and not as a substitute for cash flow or other measures of liquidity and financial performance prepared in accordance with GAAP.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 3, 2011

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated November 2, 2011

5

Exhibit 99.1

QIAGEN Reports Third Quarter 2011 Results

•	Met targets for third quarter of 2011: Net sales grow 5% (+1% CER) to $288.9 million on double-digit expansion in Europe and Asia-Pacific / Japan; adjusted EPS of $0.24

•	Making progress on expansion strategy in 2011 to accelerate growth in 2012:

•	Leadership in Personalized Healthcare: New development agreements with Eli Lilly and Pfizer for companion diagnostics; two KRAS test submissions completed in U.S.

•	QIAsymphony automation platform set to reach year-end 2011 installed base target of more than 550 worldwide, rapid growth of use of full QIAsymphony RGQ system

•	Moving quickly to add Cellestis and Ipsogen tests to QIAGEN’s extensive portfolio

•	QIAGEN reaffirms expectations for increased sales growth in second half of 2011

Venlo, The Netherlands, November 2, 2011 – QIAGEN N.V. (NASDAQ: QGEN; Frankfurt Prime Standard: QIA) has announced results of operations for the third quarter and first nine months of 2011.

Net sales in the third quarter rose 5% (+1% at constant exchange rates, or CER) to $288.9 million from the third quarter of 2010. Adjusted operating income fell 5% to $74.8 million, mainly due to sales and marketing investments to globalize the Cellestis and Ipsogen portfolios following their recent acquisitions. The adjusted operating income margin declined to 26% of net sales from 29% in the 2010 period. Adjusted diluted earnings per share (EPS) were $0.24 compared to $0.25 in the third quarter of 2010.

QIAGEN reaffirmed expectations to deliver approximately 7% CER total sales growth in the second half of the year, which is important to accelerate sales growth to a faster full-year pace in 2012 than in 2011, and expanded the target range for adjusted EPS in 2011.

“We achieved our targets for moderate sales growth against the background of a challenging business environment in the third quarter of 2011. We are making good progress on strategic initiatives to drive growth at a stronger level in the second half of the year and in 2012. In particular, we strengthened our leadership position in Personalized Healthcare with new major companion diagnostic projects and expanded our test portfolio into hematology and latent diseases,” said Peer Schatz, Chief Executive Officer of QIAGEN N.V. “Strong sales growth in Europe, Asia-Pacific and Japan led our performance. We are also seeing significant demand for the QIAsymphony system, which is setting new standards in lab automation, as we further expand the assay menu. The Academia and Pharma customer classes benefited from targeted sales and marketing actions, delivering higher sales amid an uncertain budget funding environment and cost-containment measures. As expected, the timing of a large national tender for HPV tests weighed on Molecular Diagnostics; in the meantime it has been awarded to QIAGEN for delivery in the fourth quarter. We are reaffirming our targets for improved sales and adjusted earnings in 2011 and our ambition to accelerate growth to a faster full-year pace in 2012.”

Third quarter 2011 results

QIAGEN’s Third Quarter 2011			Change
in $ millions, except per share information	Q3 2011	Q3 2010	$	CER

Net sales	288.9	274.3	5%	1%
Operating income, adjusted	74.8	79.1	-5%
Net income, adjusted	56.3	58.8	-4%
EPS, adjusted ($)	0.24	0.25

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 5% to $288.9 million in the third quarter of 2011 from $274.3 million in the 2010 quarter. Total sales rose 1% CER, as the first-time contributions of Cellestis (as of August 29) and Ipsogen (as of July 12) more than offset a 3% CER decline in organic sales. Favorable currency movements added four percentage points in the reported sales growth.

Operating income of $34.3 million declined 32% from $50.2 million in the 2010 quarter, mainly as a result of acquisition-related charges in the 2011 period. Net income attributable to shareholders of QIAGEN N.V. fell 4% to $35.1 million from $36.5 million in the year-ago period. Diluted EPS were unchanged at $0.15 (based on 238.2 million diluted shares) in the 2011 quarter compared to the same period of 2010 (based on 239.0 million diluted shares).

Adjusted operating income declined 5% to $74.8 million from $79.1 million in the 2010 quarter, while the adjusted operating income margin fell to 26% of net sales from 29% in the year-ago period. Adjusted net income was $56.3 million in the 2011 period compared to $58.8 million in 2010. Adjusted diluted EPS were $0.24 in the third quarter of 2011 compared to $0.25 in the 2010 period.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

“Our results in the third quarter of 2011 were distorted by the timing of a large national HPV tender outside the U.S., and this adversely impacted the Americas region and the Molecular Diagnostics customer class. However, we are anticipating higher sales growth rates in the fourth quarter, particularly in Molecular Diagnostics,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Our solid financial position enabled us during the third quarter to fully acquire Cellestis, and also to acquire a significant majority stake in Ipsogen, while maintaining strategic flexibility to further strengthen our business through R&D investments and targeted acquisitions.”

First nine months 2011 results

QIAGEN’s Nine Months ended September 30, 2011			Change
in $ millions, except per share information	9M 2011	9M 2010	$	CER

Net sales	835.3	801.4	4%	0%
Operating income, adjusted	224.0	225.8	-1%
Net income, adjusted	160.8	160.7	0%
EPS, adjusted ($)	0.67	0.67

For information on the adjusted figures, please refer to the reconciliation table accompanying this release.

Net sales rose 4% to $835.3 million in the first nine months of 2011 from $801.4 million in the same period of 2010. At constant exchange rates, total sales were steady as organic sales declined 1% offset by contributions from acquisitions. Favorable currency movements added four percentage points in reported sales growth. Operating income fell 13% to $119.2 million from $137.8 million in the first nine months of 2010. Net income attributable to shareholders of QIAGEN N.V. was down 11% to $96.4 million from $108.0 million in the year-ago period. Diluted earnings per share were $0.40 (based on 239.9 million diluted shares) in the first nine months of 2011 compared to $0.45 in the same period of 2010 (based on 240.8 million diluted shares).

Net cash provided by operating activities rose to $165.1 million in the 2011 period from 164.9 million in the first nine months of 2010. Free cash flow was $108.6 million compared to $107.6 million in the same period of 2010, growing more slowly due to increased inventories in the third quarter of 2011 for the relocation of some manufacturing activities to Hilden, Germany, as well as the adverse impact of contracts to hedge a portion of QIAGEN’s foreign currency exposure.

Adjusted operating income in the first nine months of 2011 declined 1% to $224.0 million from $225.8 million in the same period of 2010, with the adjusted operating income margin at 27% of net sales compared to 28% in the 2010 period. Adjusted net income was steady at $160.8 million in the 2011 period compared to $160.7 million in the first nine months of 2010. Adjusted diluted earnings per share were $0.67 in the first nine months of 2011, which was unchanged from the 2010 period.

Reconciliations of reported results in accordance with U.S. generally accepted accounting principles (GAAP) to adjusted results are included in the tables accompanying this release.

Business review: Third quarter 2011

The Europe / Middle East / Africa (33% of net sales, +15% CER) and Asia-Pacific /Japan (17% of net sales, +19% CER) regions led the improved sales results in the third quarter of 2011. Europe benefited from the ongoing rollout of the QIAsymphony RGQ automation system, where it has an extensive testing menu, and higher contributions from Molecular Diagnostics and Academia, particularly in Northern Europe. Renewed growth impulses led to double-digit growth in China, while Japan showed solid progress and double-digit sales expansion across all customer classes. Results in the Americas (48% of net sales, -12% CER) were distorted by the timing of a national HPV (human papilloma virus) test tender delivery. Additionally, HPV test sales were weaker in the U.S.

Instrument sales (13% of net sales, +8% CER) were supported by targeted initiatives across QIAGEN’s broad range of products. QIAsymphony placements contributed to growth through higher cash sales as well as growing pro-rata contributions from multi-year reagent rental agreements implemented since the launch of the full QIAsymphony RGQ system in late 2010.

Consumables and related revenues (87% of net sales, +0% CER) were driven by higher sales of products used by customers in Academia, Pharma and Applied Testing as well as in the Molecular Diagnostics areas of Profiling and Personalized Healthcare. The acquisitions of Cellestis and Ipsogen further contributed to growth in the 2011 period. However, these results were offset by weaker HPV test sales.

Among sales in the customer classes:

Molecular Diagnostics (46% of net sales) declined 5% CER in the third quarter of 2011. Profiling sales were higher and helped by the QIAsymphony platform expansion. Personalized Healthcare sales were up on significantly higher companion diagnostic test sales, which more than offset lower, timing-related milestone payments in the 2011 period from co-development projects with pharmaceutical companies. In Prevention, the decline was due primarily to the timing of a non-U.S. national HPV tender. U.S. sales growth was affected by the one-time annualized effects of initiatives related to reaching many multi-year agreements, as well as by sluggish demand for these tests amid challenging economic conditions. European HPV sales were supported by ongoing pilot programs in many countries.

Applied Testing (7% of net sales) showed a 0% CER sales change in the third quarter of 2011. Strong demand led to growth of consumable products, particularly for human identification and forensics in Europe (new standards) and Japan (new national police contract awarded to QIAGEN in 2011).

Pharma (21% of net sales) rose 6% CER, benefiting from initiatives during the third quarter of 2011 to accelerate sales of products used in drug discovery and development. Key drivers included significant double-digit growth of GeneGlobe products, including SABiosciences, for molecular pathway analysis and biomarker target validation, particularly in oncology.

Academia (26% of net sales) grew 7% CER and also benefited from initiatives to accelerate sales of both instruments and consumable kits in the third quarter of 2011, including contributions from QIAsymphony. Double-digit gains were achieved in the Asia-Pacific / Japan region, while Europe and the Americas delivered low single-digit sales growth amid increasing budget uncertainty and austerity measures.

Delivering on strategic initiatives to accelerate growth in 2012

QIAGEN is making progress on strategic initiatives to drive growth and innovation, all with the aim of delivering a stronger performance in the second half of 2011 and accelerating growth in 2012. Key to this strategy is leveraging QIAGEN’s leadership in Sample & Assay Technologies by (1) driving platform success, especially the rollout of QIAsymphony RGQ; (2) adding content to these platforms for use in all customer classes; (3) broadening its geographic presence; and (4) growing efficiently and effectively.

A key growth driver is the ongoing global rollout of the modular QIAsymphony automation platform, with significant progress made during the third quarter of 2011 in increasing the installed base now to more than 40 countries worldwide. The complete QIAsymphony RGQ version was launched in late 2010 and builds on the launch of other modules since 2008. QIAGEN believes the continued expansion of QIAsymphony – a breakthrough system that has started a new era of lab automation and workflow consolidation – will be a significant growth driver and support global expansion during the next 5-10 years, particularly in Molecular Diagnostics.

Achievements in 2011 are strengthening QIAGEN’s position in Personalized Healthcare. QIAGEN’s industry-leading presence is driven by more than 20 molecular diagnostic assays available in select regions of the world, as well as more than 15 co-development projects under way with pharmaceutical companies. Among milestones in the third quarter:

•

Two separate U.S. submissions of the therascreen KRAS assay were completed in July and August for use as a companion diagnostic paired with two medicines for treatment of patients with metastatic colorectal cancer. These were the first regulatory submissions of a companion diagnostic by QIAGEN in the United States. One of the submissions involved the use of this biomarker test with Erbitux® (cetuximab). Several other Personalized Healthcare programs are under way, including the development of an EGFR biomarker test paired for use with the investigational drug afatinib in patients with non-small cell lung cancer (NSCLC).

•

Building on existing projects for the KRAS biomarker, which is believed to play a key role in various solid tumor cancers, QIAGEN reached an agreement with Pfizer in August to develop a KRAS biomarker test designed specifically for use with lung cancer tissue. This test will be paired with Pfizer’s oral investigational EGFR inhibitor compound dacomitinib (PF-00299804), in clinical development for treatment of patients with NSCLC – the most common cancer globally in incidence and mortality. The KRAS biomarker test is expected to help guide treatment decisions for dacomitinib by identifying which patients have KRAS mutations, since this type of medicine is generally only effective in patients without such mutations.

•

QIAGEN reached an agreement in September with Eli Lilly and Company for the development, manufacturing and commercialization of a companion diagnostic for an early-stage JAK2 inhibitor compound, which targets the Janus kinase 2 (JAK2) gene that has been shown to play a key role in various blood cancers.

•

In July, QIAGEN acquired a majority stake in Ipsogen S.A. (Alternext:ALIPS), a French company that is a pioneer in profiling and biomarkers for leukemia and other blood cancers. Its product range is based on a rich intellectual property portfolio which includes biomarkers such as JAK2. QIAGEN has now acquired approximately 72% of Ipsogen’s common shares from the founders, certain other shareholders and in open market transactions. A public offer has been filed to acquire the remaining shares and gain full ownership.

Also during the third quarter, QIAGEN completed the acquisition of Cellestis Limited and began moving rapidly to expand Cellestis’ operations, particularly sales and marketing activities in the U.S. and Europe for the QuantiFERON® TB Gold test for latent tuberculosis (TB). The acquisition supports strategic initiatives to add content to QIAGEN’s automation systems and expand the menu of tests. Cellestis products are based on a proprietary breakthrough “pre-molecular” technology for diagnosing diseases earlier than is possible with other methods.

2011 outlook

QIAGEN reaffirms its expectations for improved results in 2011. For the second half of 2011, QIAGEN continues to expect total sales growth of approximately 7% CER, of which approximately half is expected to be organic. For the full year 2011, QIAGEN reaffirms expectations for total sales growth of approximately 3% CER with contributions from both organic growth and acquisitions. The expectation for full-year 2011 adjusted diluted earnings per share (EPS) is now expanded to approximately $0.96 - $0.97. This full-year adjusted EPS target includes previously announced expectations for dilution of approximately $0.03 per share for investments as part of the Cellestis and Ipsogen acquisitions. (QIAGEN’s net sales in 2010 were $1,087 million and adjusted diluted EPS were $0.93.)

Conference Call and Webcast Details

Information on QIAGEN’s performance will be presented during a conference call on Thursday, November 3, 2011, at 9:30 ET / 13:30 GMT / 14:30 CET. The corresponding presentation slides will be available for download shortly before the event at www.qiagen.com/goto/ConferenceCall, and a webcast will be available at this website. A replay will also be made available on this website.

QIAGEN Analyst and Investor Day – November 17, 2011

QIAGEN will hold an Analyst and Investor Day meeting from 12:30 - 16:00 CST / 19:30 - 23:00 CET on Thursday, November 17, 2011, at the 2011 Association for Molecular Pathology (AMP) Annual Meeting at the Gaylord Texan Hotel & Convention Center in Grapevine, Texas. This event, which will be hosted by Peer Schatz, CEO, and Roland Sackers, CFO, and other senior executives, will provide a unique opportunity for an update on QIAGEN’s strategic ambitions while also attending one of the premier molecular diagnostics industry conferences. This event will be webcast live on www.qiagen.com. An archived version of the event and all related documents will be available on this website as well. For those wishing to attend, please contact QIAGEN at ir@qiagen.com to register for the QIAGEN event. (Registration for the AMP Annual Meeting can be done at www.amp.org, but it is not required to attend the QIAGEN event.)

Use of Adjusted Results

QIAGEN has regularly reported adjusted results, as well as results considered on a constant exchange rate basis, to give additional insight into its financial performance. Adjusted results should be considered in addition to the reported results prepared in accordance with generally accepted accounting principles, but should not be considered as a substitute. The company believes certain items should be excluded from adjusted results when they are outside of its ongoing core operations, vary significantly from period to period, or affect the comparability of results with the company’s competitors and its own prior periods. Reconciliations of reported results to adjusted results are included in the tables accompanying this release.

About QIAGEN

QIAGEN N.V., a Netherlands holding company, is the leading global provider of sample and assay technologies. Sample technologies are used to isolate and process DNA, RNA and proteins from biological samples such as blood or tissue. Assay technologies are used to make these isolated biomolecules visible. QIAGEN has developed and markets more than 500 sample and assay products as well as automated solutions for such consumables. QIAGEN provides its products to molecular diagnostics laboratories, academic researchers, pharmaceutical and biotechnology companies, and applied testing customers for purposes such as forensics, animal or food testing and pharmaceutical process control. QIAGEN’s assay technologies include one of the broadest panels of molecular diagnostic tests available worldwide. This panel includes the first FDA-approved test for human papillomavirus (HPV), the primary cause of cervical cancer. QIAGEN employs over 3,800 people in more than 35 locations worldwide. Further information can be found at http://www.qiagen.com/.

Certain of the statements contained in this news release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN’s products, markets, strategy or operating results, including without limitation its expected operating results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics), variability of operating results and allocations between customer classes, the commercial development of markets for our products in applied testing, personalized healthcare, clinical research, proteomics, women’s health/HPV testing and nucleic acid-based molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN’s products (including fluctuations due to general economic conditions, the level and timing of customers’ funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN’s products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors’ products; market acceptance of QIAGEN’s new products, the consummation of the Ipsogen and Cellestis acquisitions, and the integration of acquired technologies and businesses. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

###

Contacts:

Corporate Communications

Investor Relations		Public Relations
John Gilardi	+49 2103 29 11711	Dr. Thomas Theuringer	+49 2103 29 11826
Dr. Solveigh Mähler	+49 2103 29 11710
Albert F. Fleury	+1 301 944 7028
e-mail: ir@qiagen.com		e-mail: pr@qiagen.com

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in $ thousands, except per share data)	Three months ended September 30,
	2011	2010
Net sales	288,885	274,317
Cost of sales	101,353	93,797

Gross profit	187,532	180,520

Operating expenses:
Research and development	32,646	30,980
Sales and marketing	80,143	66,941
General and administrative, integration and other	33,705	26,484
Acquisition-related intangible amortization	6,741	5,880

Total operating expenses	153,235	130,285

Income from operations	34,297	50,235

Other income (expense):
Interest income	2,335	1,227
Interest expense	(6,537)	(6,980)
Other income, net	12,910	2,374

Total other income (expense)	8,708	(3,379)

Income before provision for income taxes	43,005	46,856
Provision for income taxes	8,538	10,368

Net income	34,467	36,488

Net (loss) attributable to non-controlling interest	(678)	—

Net income attributable to the owners of QIAGEN N. V.	35,145	36,488

Weighted average number of diluted common shares	238,227	238,977

Diluted net income per common share attributable to the owners of QIAGEN N. V.	$0.15	$0.15

Diluted net income per common share attributable to the owners of QIAGEN N. V. (adjusted)	$0.24	$0.25

QIAGEN N.V.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

(in $ thousands, except per share data)	Nine months ended September 30,
	2011	2010
Net sales	835,327	801,399
Cost of sales	287,237	274,861

Gross profit	548,090	526,538

Operating expenses:
Research and development	97,822	92,001
Sales and marketing	225,013	197,632
General and administrative, integration and other	86,916	81,262
Acquisition-related intangible amortization	19,141	17,878

Total operating expenses	428,892	388,773

Income from operations	119,198	137,765

Other income (expense):
Interest income	4,939	3,416
Interest expense	(19,481)	(20,903)
Other income, net	13,607	7,469

Total other expense	(935)	(10,018)

Income before provision for income taxes	118,263	127,747
Provision for income taxes	22,527	19,725

Net income	95,736	108,022

Net (loss) attributable to non-controlling interest	(678)	—

Net income attributable to the owners of QIAGEN N. V.	96,414	108,022

Weighted average number of diluted common shares	239,864	240,846

Diluted net income per common share attributable to the owners of QIAGEN N. V.	$0.40	$0.45

Diluted net income per common share attributable to the owners of QIAGEN N. V. (adjusted)	$0.67	$0.67

QIAGEN N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in $ thousands, except par value)	September 30, 2011	December 31, 2010
	(unaudited)
Assets

Current Assets:
Cash and cash equivalents	393,850	828,407
Short-term investments	92,497	106,077
Accounts receivable, net	211,088	197,418
Income taxes receivable	14,011	10,920
Inventories, net	145,531	126,633
Prepaid expenses and other	90,014	64,402
Deferred income taxes	26,717	30,731

Total current assets	973,708	1,364,588

Long-Term Assets:
Property, plant and equipment, net	373,620	345,664
Goodwill	1,658,598	1,352,281
Intangible assets, net	854,199	753,327
Deferred income taxes	20,910	37,182
Other assets	67,407	60,953

Total long-term assets	2,974,734	2,549,407

Total assets	3,948,442	3,913,995

Liabilities and Equity

Current Liabilities:
Accounts payable	44,900	47,803
Accrued and other liabilities	194,599	209,054
Income taxes payable	21,179	25,211
Current portion of long-term debt	351,661	75,835
Deferred income taxes	35,841	30,504

Total current liabilities	648,180	388,407

Long-Term Liabilities:
Long-term debt, net of current portion	446,505	797,171
Deferred income taxes	218,521	200,667
Other liabilities	50,713	51,397

Total long-term liabilities	715,739	1,049,235

Equity:
Common shares, EUR .01 par value:
Authorized - 410,000 shares Issued and outstanding - 234,118 shares in 2011 and 233,115 shares in 2010	2,738	2,724
Additional paid-in capital	1,674,558	1,648,985
Retained earnings	856,304	759,890
Accumulated other comprehensive income	9,155	64,754

Equity attributable to shareholders of QIAGEN N. V.	2,542,755	2,476,353
Non-controlling interest	41,768	—

Total equity	2,584,523	2,476,353

Total liabilities and equity	3,948,442	3,913,995

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Three months ended September 30, 2011 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	288.9	187.5	34.3	43.0	(8.5)	35.1	$0.15
Adjustments:

Business integration, acquisition related and restructuring costs	—	1.3	11.2	11.2	(3.3)	7.9	0.03
Purchased intangibles amortization	—	17.8	24.6	24.6	(8.2)	16.3	0.07
Share-based compensation	—	0.4	5.1	5.1	(1.1)	4.0	0.02
Other non-recurring income and expense	—	(0.4)	(0.4)	(10.1)	3.0	(7.0)	(0.03)

Total adjustments	—	19.1	40.5	30.8	(9.6)	21.2	0.09

Adjusted results	288.9	206.6	74.8	73.8	(18.1)	56.3	$0.24

**	Using 238.2 M diluted shares

Three months ended September 30, 2010 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	274.3	180.5	50.2	46.9	(10.4)	36.5	$0.15
Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.2	3.8	3.7	2.7	6.4	0.03
Purchased intangibles amortization	—	15.6	21.5	21.5	(7.6)	13.9	0.06
Share-based compensation	—	0.2	3.6	3.6	(1.0)	2.6	0.01
Income from divestitures and other acquisition related income	—	—	—	(0.6)	—	(0.6)	—

Total adjustments	—	16.0	28.9	28.2	(5.9)	22.3	0.10

Adjusted results	274.3	196.5	79.1	75.1	(16.3)	58.8	$0.25

**	Using 239.0 M diluted shares

QIAGEN N.V.

RECONCILIATION OF REPORTED TO ADJUSTED FIGURES

(unaudited)

Nine months ended September 30, 2011 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	835.3	548.1	119.2	118.3	(22.5)	96.4	$0.40
Adjustments:

Business integration, acquisition related and restructuring costs	—	1.3	18.8	18.8	(5.9)	12.9	0.06
Purchased intangibles amortization	—	51.4	70.5	70.5	(23.7)	46.8	0.19
Share-based compensation	—	1.2	14.3	14.3	(3.1)	11.2	0.05

Other non-recurring income and expense	—	1.2	1.2	(9.9)	3.4	(6.5)	(0.03)

Total adjustments	—	55.1	104.8	93.7	(29.3)	64.4	0.27

Adjusted results	835.3	603.2	224.0	212.0	(51.8)	160.8	$0.67

**	Using 239.9 M diluted shares

Nine months ended September 30, 2010 *

(in $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Net Income	Diluted EPS**
Reported results	801.4	526.5	137.8	127.7	(19.7)	108.0	$0.45
Adjustments:
Business integration, acquisition related and restructuring costs and tax benefit from restructuring	—	0.9	14.2	14.2	(9.3)	4.9	0.02
Purchased intangibles amortization	—	46.0	63.8	63.8	(22.5)	41.3	0.17
Share-based compensation	—	0.7	10.0	10.0	(2.9)	7.1	0.03
Income from divestitures and other acquisition related income	—	—	—	(0.6)	—	(0.6)	—

Total adjustments	—	47.6	88.0	87.4	(34.7)	52.7	0.22

Adjusted results	801.4	574.1	225.8	215.1	(54.4)	160.7	$0.67

**	Using 240.8 M diluted shares
*	Tables may contain rounding differences